UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         SCHEDULE 13D/A-2

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                        SPRINT CORPORATION
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            852061407
                          (CUSIP Number)

            Deutsche Telekom AG, Helmut Reuschenbach,
        Senior Executive Director, Finance and Treasurer,
                    Friedrich-Ebert-Allee 140,
          D-53113 Bonn, Germany; Phone (49-228) 181-8000

             France Telecom S.A., Pierre Dauvillaire,
            Group Executive Vice President, Resources
         6 place d'Alleray, 75505 Paris Cedex 15, France
                     Phone (33-1) 44-44-84-72
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 26, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d- 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
-----------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Deutsche Telekom AG
       IRS Identification Number: N/A
-----------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)    [x]
                                             (b)    [ ]
-----------------------------------------------------------------
  3  SEC USE ONLY

-----------------------------------------------------------------
  4  SOURCE OF FUNDS*
       WC
-----------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                     [ ]
-----------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Germany
-----------------------------------------------------------------
               7   SOLE VOTING POWER
                     0
  NUMBER OF    --------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY         86,236,036 shares of Class A Common Stock
  OWNED BY           shares of Common Stock (equivalent in voting
    EACH             power to 86,236,036 shares of Common Stock
 REPORTING     --------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH             43,118,018 shares of Class A Common Stock
                     (equivalent in voting power to 43,118,018
                     shares of Common Stock
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                     0
-----------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       86,236,036 shares of Class A Common Stock (equivalent
       in voting power to 86,236,036 shares of Common Stock)
-----------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                     [ ]
-----------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       100% of Class A Common Stock.  If the Class A Common
       Stock is converted to Common Stock, approximately 20.0%
       of the Common Stock.
-----------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
       CO
-----------------------------------------------------------------
          * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       France Telecom S.A.
       IRS Identification Number: N/A
-----------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)    [x]
                                             (b)    [ ]
-----------------------------------------------------------------
  3  SEC USE ONLY

-----------------------------------------------------------------
  4  SOURCE OF FUNDS*
       WC
-----------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                     [ ]
-----------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       France
-----------------------------------------------------------------
               7   SOLE VOTING POWER
                     0
  NUMBER OF    --------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY         86,236,036 shares of Class A Common Stock
  OWNED BY           shares of Common Stock (equivalent in voting
    EACH             power to 86,236,036 shares of Common Stock
 REPORTING     --------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH             43,118,018 shares of Class A Common Stock
                     (equivalent in voting power to 43,118,018
                     shares of Common Stock
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                     0
-----------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       86,236,036 shares of Class A Common Stock (equivalent
       in voting power to 86,236,036 shares of Common Stock)
-----------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                     [ ]
-----------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       100% of Class A Common Stock. If the Class A Common
       Stock is converted to Common Stock, approximately 20.0%
       of the Common Stock.
-----------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
       CO
-----------------------------------------------------------------
          * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

           The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $2.50 per share (the "Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"), with its principal executive offices located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. The Class A Common Stock (as defined in Item 6 of Amendment No. 1 to the Schedule 13D of May 6, 1996 ("Amendment No. 1") which is incorporated herein by reference) acquired by the persons filing this joint statement on April 26, 1996 is convertible into Common Stock. As of May 26, 1998, the rights of the holders of Class A Common Stock are proposed to be altered in the manner described in Item 6 hereof.

ITEM 2.    IDENTITY AND BACKGROUND

           The persons listed in numbers 1 and 2 below are persons filing this joint statement. A copy of their written agreement relating to the filing of this joint statement was filed as Exhibit 1 to FT's and DT's Schedule 13D filing of February 12, 1996 (the "Original Schedule 13D Filing") and is incorporated herein by reference.

1.    a.   Deutsche Telekom AG ("DT") , an Aktiengesellschaft
           formed under the laws of Germany.

      b.   Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany.

      c.   DT provides telecommunications services and products.

      d. During the last five years, DT has not been convicted in any criminal proceeding.

      e. During the last five years, DT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Information regarding the directors and executive officers of DT is set forth on Schedule I attached hereto, which
Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of DT are citizens of Germany. During the last five years, to the best knowledge of DT, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    a.   France Telecom S.A. ("FT"), a societe anonyme formed
           under the laws of France.

      b.   6 place d'Alleray, 75505 Paris Cedex 15, France.

      c. FT provides telecommunications services and products.

      d. During the last five years, FT has not been convicted in any criminal proceeding.

      e. During the last five years, FT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Information regarding the directors and executive officers of FT is set forth on Schedule II attached hereto, which
Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers of FT are citizens of France. During the last five years, to the best knowledge of FT, no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Each of FT and DT expects that the funds required to purchase the shares of a newly created class of common stock of the Issuer that FT and DT each have agreed to purchase pursuant to the Master Agreement described in Item 6, subject to the terms and conditions specified therein, will be provided by internally generated funds. The obligations of DT and FT under the Master Agreement to acquire such shares are not conditioned on the ability of FT or DT to obtain financing therefor.

ITEM 4.    PURPOSE OF THE ACQUISITION

           DT and FT have entered into the Master Agreement with the Issuer and the transactions contemplated thereby described in
Item 6 in order to purchase shares of a newly created class of common stock from the Issuer to maintain their aggregate percentage voting power in the Issuer's capital stock at the current aggregate approximate 20% level following the Transactions described in Item 6.

ITEM 5.    NTEREST IN SECURITIES OF THE ISSUER

1.    Deutsche Telekom AG

      (a) DT is the beneficial owner of 86,236,036 shares of Class A Common Stock, representing approximately 20.0% of the voting power of the Issuer, calculated on the basis of the 344,303,011 shares of Common Stock and the 86,236,036 shares of Class A Common Stock reported in the Form 10-Q Quarterly Report (the "March 10-Q") filed by the Issuer with the SEC for the quarter ended March 31, 1998, as being outstanding at March 31, 1998. See also Item 6 below.

      (b) The rights of DT as a holder of shares of Class A Common Stock have been or are proposed to be altered by, and are or are proposed to be subject to, the terms and conditions of the following agreements, documents and instruments, among others, as more fully described in Item 6:

           i. the Master Restructuring and Investment Agreement, dated as of May 26, 1998, among the Issuer, FT and DT (the
      "Master Agreement");

           ii. the Amended and Restated Registration Rights
      Agreement to be executed among the Issuer, FT and DT (the
      "Amended Registration Rights Agreement");

           iii. the Amended and Restated Standstill Agreement to be executed among the Issuer, FT and DT (the "Amended
      Standstill Agreement");

           iv. the Top Up Right Agreement, dated as of May 26,
      1998, among FT, DT and certain other parties (the "Top Up
      Right Agreement");

           v. the Amended and Restated Stockholders' Agreement to be executed among the Issuer, FT and DT (the "Amended
      Stockholders' Agreement");

           vi. the initial amendments to the Articles of Incorporation of the Issuer (the "Initial Charter
      Amendments"), subject to approval and adoption at a special meeting of stockholders of the Issuer;

           vii. subsequent amendments to the Articles of Incorporation of the Issuer (the "Subsequent Charter
      Amendments", and together with the Initial Charter
      Amendments, the "Charter Amendments"), subject to approval and adoption at a special meeting of stockholders of the Issuer; and

           viii. the amendments to the Bylaws of the Issuer (the
      "Bylaws Amendments"), subject to approval and adoption by the Board of Directors of the Issuer.

           (c) Except as described herein, there have been no transactions by DT in securities of the Issuer during the past sixty days.

           (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by DT.

           (e) Not applicable.

2.         France Telecom S.A.

           (a) FT is the beneficial owner of 86,236,036 shares of Class A Common Stock, representing approximately 20.0% of the voting power of the Issuer, calculated on the basis of the number of shares of Common Stock and Class A Common Stock reported on the March 10Q. See also Item 6 below.

           (b) The rights of FT as a holder of shares of Class A Common Stock have been or are proposed to be altered by, and are or are proposed to be subject to, the terms and conditions of the following agreements, documents and instruments, among others, as more fully described in Item 6:

             i.   the Master Agreement;

             ii.  the Amended Registration Rights Agreement;

             iii. the Amended Standstill Agreement;

             iv.  the Top Up Right Agreement;

             v.   the Amended Stockholders' Agreement;

             vi.  the Initial Charter Amendments;

             vii. the Subsequent Charter Amendments; and

             viii.   the Bylaws Amendments.

           (c) Except as described herein, there have been no transactions by FT in securities of the Issuer during the past sixty days.

           (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by FT.

           (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Master Agreement

           Pursuant to the terms of the Master Agreement, and subject to the terms and conditions contained therein, FT and DT have each agreed to purchase shares of a newly created class of common stock of the Issuer on the occurrence of certain events. The Master Agreement is attached hereto as Exhibit 1 and the description of the Master Agreement is qualified in its entirety by reference to such exhibit.

           The Master Agreement is designed to enable FT and DT to maintain an aggregate beneficial ownership of approximately 20% of the voting power of the Issuer after the occurrence of certain proposed transactions involving the Issuer (the "Transactions"), including (i) the creation of a new class of common stock of the Issuer (in three series) reflecting the financial performance of the Issuer's wireless businesses (the "PCS Stock"), (ii) an exchange (the "CP Exchange") of Series 2 PCS Stock for certain partnership interests held by certain investors (the "PCS Investors") in the existing wireless businesses of the Issuer, which Series 2 PCS Stock will have one-tenth of the voting power of the other series of PCS Stock;
(iii) a proposed initial public offering (the "IPO") of Series 1 PCS Stock by the Issuer; and (iv) a recapitalization (the "Recapitalization") of the Issuer in which all outstanding shares of Common Stock will be exchanged (except as described below in respect of the Class A Common Stock) for shares of PCS Stock and shares a new class of common stock reflecting the financial performance of the Issuer's wireline business (the "FON Stock"). Pursuant to the Master Agreement, FT and DT have agreed to vote, or cause to be voted, their shares of Class A Common Stock in favor of each of the transactions contemplated thereby and not to exercise any disapproval rights in connection therewith.

           Pursuant to the Master Agreement, FT and DT have agreed to, or have the right to, as the case may be, make the following future acquisitions of shares of capital stock of the
Issuer:

           Purchase of Series 3 PCS Stock at the Primary Closing. A primary closing (the "Primary Closing") will be held on the earlier of the consummation of the IPO or the Recapitalization. On the date of the Primary Closing, each of FT and DT would purchase one-half of the number of shares of Series 3 PCS Stock sufficient for FT and DT, in the aggregate, to acquire beneficial ownership of 25% of the aggregate voting power attributable to the shares of Series 1 PCS Stock, Series 2 PCS Stock and certain PCS Preferred Stock issued to third parties in the transactions being consummated on such date, which will include the CP Exchange.

           Purchase of Series 3 PCS Stock at the Secondary Closing. In the event that the IPO is not consummated at the Primary Closing, a secondary closing would occur upon the consummation of the IPO (the "Secondary Closing"). On the date of the Secondary Closing, each of FT and DT would purchase one-half of the number of shares of Series 3 PCS Stock sufficient for FT and DT, in the aggregate, to acquire beneficial ownership of 25% of the aggregate voting power attributable to the shares of Series 1 PCS Stock issued to third parties in the IPO and Series 2 PCS Stock issued to the PCS Investors in connection with purchase rights of the PCS Investors triggered by the IPO.

           Purchase of Series 3 PCS Stock at the Greenshoe Closing. In the event that the underwriters for the IPO exercise an overallotment option in connection with the IPO (the "Greenshoe") after the date of either the Primary Closing or the Secondary Closing, an additional closing will be held (the "Greenshoe Closing") at which each of FT and DT would purchase one-half of the number of shares of Series 3 PCS Stock sufficient for FT and DT, in the aggregate, to acquire beneficial ownership of 25% of the aggregate voting power attributable to the shares of

Series 1 PCS Stock issued to third parties in the Greenshoe and Series 2 PCS Stock issued to the PCS Investors in connection with purchase rights of the PCS Investors triggered by the Greenshoe.

           Additional Purchases of Series 3 PCS Stock. If the Issuer issues additional Series 1 PCS Stock after the Transactions, each of FT and DT will have the right to acquire additional shares of Series 3 PCS Stock at the issuance price for 45 days thereafter or at the higher of the issuance price and the current market price for a two-year period. In the event of a sale by the PCS Investors of Series 2 PCS Shares to a third party, such shares will automatically convert into Series 1 PCS Stock with full voting rights, and each of FT and DT will be entitled to acquire additional shares of PCS Stock from the Issuer to prevent a resulting dilution in their aggregate voting power.

           Additional Purchases of Series 3 FON Stock. If the Issuer issues additional Series 1 FON Stock after the Transactions, FT and DT will have the right to acquire additional shares of Series 3 FON Stock pursuant to the Amended Stockholders' Agreement, on substantially the same terms as are provided in the existing Stockholders' Agreement. In addition, if additional shares of Series 1 PCS Stock are issued in connection with a sale by the PCS Investors of Series 2 PCS Stock to a third party and in certain other circumstances, FT and DT will have the right to acquire from the Issuer either PCS Stock as described above or a maximum aggregate amount of $300 million of additional shares of Series 3 FON Stock subject to certain conditions.

           Top Up Right Agreement. Pursuant to the terms of the Top Up Right Agreement, and subject to the terms and conditions contained therein, the PCS Investors have granted FT and DT certain rights to purchase up to 18% of the amount of Series 2 PCS Stock being transferred by the PCS Stock Investors, which transfers would trigger the conversion of such shares of Series 2 PCS Stock (having one-tenth of the votes per share of the Series 1 PCS Stock) into full voting Series 1 PCS Stock pursuant to the Articles of Incorporation of the Issuer. The description of the Top Up Right Agreement contained herein is qualified in its entirety by reference to the Top Up Right Agreement attached hereto as Exhibit 4.

Class A Common Stock

           Pursuant to the terms of the Master Agreement and the other agreements referred to therein, and subject to approval and adoption of the Charter Amendments by the stockholders of the Issuer, the terms of the Class A Common Stock would be altered as described below.

           Effect of Recapitalization. FT and DT would retain all Class A Common Stock share certificates held by them prior to the Recapitalization. Following the Recapitalization, however, the rights of the remaining outstanding shares of Class A Common Stock, including the right to vote and receive dividends, would be based upon the rights of the underlying Series 3 PCS Stock and Series 3 FON Stock that FT and DT would have received if each such share of Class A Common Stock had been exchanged. No new shares of Class A Common Stock will be issued after the Recapitalization.

           Voting Rights. The Class A Common Stock, Series 3 PCS Stock and Series 3 FON Stock will vote as a class with respect to the board representation and disapproval rights described in Item 6 of Amendment No. 1. In addition to such rights, it is expected that FT and DT will have the right to appoint at least one member of the Issuer's Capital Stock Committee.

           Voting Adjustment Provisions. Pursuant to the Charter Amendments (should the Proposed Charter Amendments be approved and adopted by the shareholders of the Issuer), if between the date ten trading days prior to a record date for a dividend payment or for a stockholder vote, Series 2 PCS Stock or Series 2 FON Stock (having one-tenth of the votes per share of the Series 1 PCS Stock or Series 1 FON Stock, respectively) convert into Series 1 PCS Stock or Series 1 FON Stock, respectively, or there occurs an increase in the per share vote of other voting securities of the Issuer upon transfer, the per share vote of the Class A Stock will be increased so that the aggregate percentage voting power of DT and FT will not be diluted as a result of such conversions or increases in voting power until the date following the applicable dividend payment date or stockholder vote. These provisions are designed to afford FT or DT a reasonable period of time to acquire additional shares of capital stock of the Issuer to preserve their aggregate percentage voting power in the Issuer's capital stock.

           Dispositions. In the event that after the Recapitalization, either FT or DT desires to sell certain of its FON Stock or PCS Stock interests, respectively, represented by shares of Class A Common Stock, the Issuer will reduce such interests in proportion to the number of shares sold without causing an exchange of the outstanding Class A Common Stock certificates. Upon the transfer of such FON Stock or PCS Stock interests, respectively, the acquiror would receive shares of Series 1 FON Stock or Series 1 PCS Stock, as the case may be.

           The following amendments to existing agreements and constituent documents of the Issuer are contemplated by the Master Agreement:

           Registration Rights. The Amended Registration Rights Agreement will be amended to provide the PCS Investors certain priorities to register their shares in the event that a limited number of shares can be included in a registration being effected on behalf of the PCS Investors, FT, DT and certain other parties. The description of the Amended Registration Rights Agreement contained herein is qualified in its entirety by reference to the Amended Registration Rights Agreement attached hereto as Exhibit 2.

           Transfer Restrictions. The transfer restrictions described in Item 6 of Amendment No. 1 will continue to apply to the Class A Common Stock and substantially all the Series 3 PCS Stock acquired by FT and DT pursuant to the Master Agreement, except that, pursuant to the Amended Stockholders' Agreement, such transfer restrictions would not apply to certain shares of PCS Stock acquired by FT and DT pursuant to the Master Agreement and any shares of Series 3 PCS Stock acquired by FT and DT pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement after the date of execution and delivery thereof to maintain the aggregate beneficial ownership of the voting power of the Issuer. The description of the amendment to the transfer restrictions contained herein is qualified in its entirety by reference to the Amended Stockholders' Agreement attached hereto as Exhibit 5.

           Relative Ownership Ratio. The 60/40 ownership ratio described in Item 6 of Amendment No. 1 would continue to apply to FT and DT's ownership of shares of the Issuer on an aggregate basis. Pursuant to the Amended Stockholders' Agreement, however, an 80/20 ownership ratio will be applied to FT and DT's ownership of each of Series 3 FON Stock and Series 3 PCS Stock. The description of the amendment to the relative ownership ratio contained herein is qualified in its entirety by reference to the Amended Stockholders' Agreement attached hereto as Exhibit 5.

           Purchases from the Issuer Prior to a Record Date. In the event that the applicable anti-fraud rules prohibit DT and FT from purchasing shares of FON Stock or PCS Stock during the period of ten trading days beginning the ninth trading day before a record date for a dividend payment or stockholder vote, each of DT and FT will have the right, provided that certain conditions are met, to purchase from the Issuer under the Amended Stockholders' Agreement a number of shares that, together with other shares DT and FT then otherwise have the right to purchase under the Amended Stockholders' Agreement, will allow each of DT and FT to maintain a 10% percentage voting power in the Issuer's capital stock. This purchase right will only apply to FT or DT if FT or DT held a percentage voting power in the Issuer's capital stock of at least 10% on the most recent previous record date for a dividend payment or stockholders' vote, and is designed to permit each of DT and FT to purchase sufficient shares of capital stock in order to preserve its percentage voting power in the Issuer's capital stock at 10%.

           Standstill Restrictions. The standstill restrictions described in Item 6 of Amendment No. 1 would continue to restrict FT and DT's aggregate percentage voting power in the Issuer's capital stock to 20% until July 31, 2010 (and to 30% thereafter), subject to certain exceptions and certain other terms and conditions substantially similar to those contained in the existing Standstill Agreement. Pursuant to the Amended Standstill Agreement, however, FT and DT would be permitted to obtain beneficial ownership of not more than 33% of the voting power of either the FON Stock or the PCS Stock, subject to the 20% (or, after July 31, 2010, 30%) aggregate overall voting power limitation. Subject to the aggregate beneficial ownership limitations contained in the Amended Standstill Agreement, FT and DT would be permitted to make purchases of either FON Stock or PCS Stock in the open market or from third parties (in addition to their rights to make such purchases from the Issuer under the Amended Stockholders' Agreement or from the PCS Investors pursuant to the Top Up Right Agreement or otherwise). The description of the Amended Standstill Agreement contained herein is qualified in its entirety by reference to the Amended Standstill Agreement attached hereto as Exhibit 3.

           The forms of the proposed Charter Amendments are expected to be made publicly available by the Issuer in connection with the stockholders' meeting to be called to consider approval thereof.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           All exhibits to this Amendment No. 2 to the Schedule 13D are incorporated by reference to the Original Schedule 13D Filing filed on behalf of DT and FT on February 12, 1996 and the Amendment No. 1 to the Schedule 13D filed on behalf of DT and FT on May 6, 1996.

   Exhibit 1 Master Restructuring and Investment Agreement, dated as of May 26, 1998, among Sprint
                 Corporation, France Telecom S.A. and Deutsche
                 Telekom AG.

   Exhibit 2     Form of Amended and Restated Registration Rights
                 Agreement among Sprint Corporation, France
                 Telecom S.A. and Deutsche Telekom AG.

   Exhibit 3     Form of Amended and Restated Standstill
                 Agreement among Sprint Corporation, France
                 Telecom S.A. and Deutsche Telekom AG.

   Exhibit 4 Top Up Right Agreement, dated as of May 26, 1998, among France Telecom S.A., Deutsche Telekom AG, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc.

   Exhibit 5     Form of Amended and Restated Stockholders'
                 Agreement among Sprint Corporation, France
                 Telecom S.A. and Deutsche Telekom AG.

           After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 28, 1998           DEUTSCHE TELEKOM AG


                               By:  /s/ Helmut Reuschenbach
                                  -------------------------------
                               Name:  Helmut Reuschenbach
                               Title:  Senior Executive Director

           After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 28, 1998            FRANCE TELECOM S.A.


                               By:  /s/ Thierry Girard
                                  -------------------------------
                               Name:  Thierry Girard
                               Title:  Senior Vice President

                                                Schedule I


     Directors and Executive Officers of Deutsche Telekom AG

I.   The Board of Management

Dr. Ron Sommer
Chairman
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Detlef Buchal
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Hagen Hultzsch
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Heinz Klinkhammer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Joachim Kroske
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn


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II.  Supervisory Board

Reinhard Ahrensmeier                             Parlamentarischer Staatssekretar
Chairman of the Central Works Council and        Rainer Funke, MdB
Works Council at the Head Office of              Member of the German Bundestag,
DeTeSystem and Deutsche Telekom                  Parliamentary State Secretary
Immobilien und Service GmbH                      Federal Ministry of Justice
Kaiser-Wilhelm-Ring 4-6                          Heinemannstr. 6
48145 Munster                                    53175 Bonn

Veronika Altmeyer                                Prof. Dr. Peter Glotz
Member of the Central Executive                  President of Erfurt University
Committee of the Deutsche                        Kramerbrucke 9
Postgewerkschaft trade union                     99084 Erfurt
Postfach 71 02 38                                53113 Bonn
60525 Frankfurt/M.

Gert Becker                                      Dr. Dr. h.c. Klaus Gotte
Former Chairman of the Board of                  Chairman of the Supervisory Board
Management of Degussa AG                         of MAN AG
60287 Frankfurt/M.                               Ungerer Str. 69
                                                 80805 Munchen

Helmut Dettmer                                   Dr. sc. techn. Dieter Hundt
Vice Chairman of the Central Works Council       Managing Partner of Allgaier Werke GmbH &
at Deutsche Telekon AG                           Co. KG, President of the National Union of
Friedrich-Ebert-Allee 140                        German Employer Associations
53113 Bonn                                       Postfach 40
                                                 73062 Ubingen

Josef Falbisoner                                 Dipl. Ing. Franz-Josef Klare
Chairman of the Deutsche Postgewerkschaft        Chairman of the Deutsche Postgewerkschaft
trade union, Southern Bavaria District           trade union, Munster District
Schwanthaler Str. 64                             Lortzingstr. 13
80336 Munich                                     48145 Munster


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Bundesminster a. D.                              Prof. Dr. Helmut Sihler
Dr. Ing Paul Kruger, MdB                         Member of Shareholders' Committee of
Member of the German Bundestag, Vice-            Henkel KGaA
Chairman of the CDU/CSU                          Henkelstr. 67
parliamentary group                              40191 Dusseldorf
53113 Bonn

Dr. h.c. Andre Leysen                            Dr. Jurgen Stark
Chairman of the Supervisory Board                State Secretary
of AGFA-GEVAERT N.V.                             Federal Ministry of Finance
Septe Straat 27                                  Graurheindorfer Str. 108
B-2640 Mortsel                                   53117 Bonn

Michael Loffler                                  Ursula Steinke
Chairman of the Works Council at Deutsche        Chairwoman of the Works Council at Deutsche
Telekom AG's Branch Office in Leipzig            Telekom's Northern District Strategic
Grimmaische Steinweg 9                           Computer Center
04103 Leipzig                                    Bunsenstr. 29
                                                 24145 Kiel

Maud Pagel                                       Prof. Dr. h.c. Dieter Stolte
Member of the Central Works Council              Director General of the Zweites Deutsches
at Deutsche Telekom AG                           Fernsehen broadcasting organization
Friedrich-Ebert-Allee 140                        Postfach 40 40
53113 Bonn                                       55100 Mainz

Wolfgang Schmitt                                 Wilhelm Wegner
Head of Deutsche Telekom AG's Regional           Chairman of the the Central Works Council at
Directorate in Freiburg i.B.                     Deutsche Telekom AG
Berliner Allee 1                                 Friedrich-Ebert-Allee 140
79114 Freiburg im Breisgau                       53113 Bonn


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                                                      Schedule II

      Directors and Executive Officers of France Telecom S.A.


I.  Board of Directors


Mr. Christophe AGUITON                           Mr. Pascal COLOMBANI
France Telecom                                   Ministere de l'Education Nationale de la
6 place d'Alleray                                Recherche et de la Technologie
75505 Paris Cedex 15                             110 rue Grenelle
France                                           75007 Paris
                                                 France

Mr. Jean-Paul BECHAT                             Mr. Jean-Francois DAVOUST
President Directeur General de SNECMA            France Telecom
2 Boulevard General Martial Valin                6 place d'Alleray
75015 Paris                                      75505 Paris Cedex 15
France                                           France

Mr. Christophe BLANCHARD-DIGNAC                  Mr. Jean-Pierre DELEZENNE
Directeur du Budget                              France Telecom
Ministere de l'Economic,                         6 place d'Alleray
des Finances et de l'Industrie                   75505 Paris Cedex 15
Direction du Budget                              France
139 rue de Bercy
75572 Paris Cedex 12
France

Mr. Michel BON                                   Mr. Yannick d'ESCATHA
President de France Telecom                      President du Conseil d'Administration du
France Telecom                                   Commissariat a l'Energie Atomique
6 place d'Alleray                                31-33 rue de la Federation
75505 Paris Cedex 15                             75752 Paris Cedex 15
France                                           France

Mr. Francis BRUN-BUISSON                         Mr. Jean-Claude DESRAYAUD
Chef du Service Juridique et Technique de        France Telecom
l'Information et de la Communication du          6 place d'Alleray
Premier Ministre                                 75505 Paris Cedex 15
69 rue de Varenne                                France
75007 Paris
France


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Mr. Raymond DURAND                               Mr. Didier LOMBARD
France Telecom                                   Directeur General des Strategies Industrielles
6 place d'Alleray                                au Secretariat d'Etat a l'Industrie
75505 Paris Cedex 15                             Ministere de l'Economic, des Finances et de
France                                           l'Industrie
                                                 139 rue de Bercy
                                                 75572 Paris Cedex 12
                                                 France

Mr. Pierre GADONNEIX                             Mr. Simon NORA
President du Gaz de France                       Inspecteur General des Finances
23 rue Philibert Delorme
75017 Paris
France

Ms. Nadine GRANDMOUGIN                           Mr. Pierre PUECH
France Telecom                                   France Telecom
6 place d'Alleray                                6 place D'Alleray
75505 Paris Cedex 15                             75505 Paris Cedex 15
France                                           France

Mr. Francois GRAPPOTTE                           Mr. Jean SIMONIN
President Directeur General de LEGRAND           Directeur de l'Agence Residentiels de
128 avenue du Marechal de Lattre de Tassigny     Toulouse
87045 Limoges Cedex                              108 rue de la Peripole
France                                           BP 5856
                                                 31506 Toulouse Cedex
                                                 France

Mr. Nicolas JACHIET                              Dr. Ron SOMMER*
Chef du Service des Financements et des          Chairman
Participations                                   Deutsche Telekom AG
Minstere de l'Economie, des Finances et de       Postfach 20 00
l'Industrie                                      53105 Bonn
139 rue de Bercy                                 Germany
75572 Paris Cedex 12
France                                           *A citizen of Germany

Mr. Jacques de LAROSIERE
Inspecteur General des Finances


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II.  Executive Officers


Mr. Michel BON                                   Mr. Jean-Yves GOUIFFES
Chairman and CEO                                 Network Division
France Telecom                                   France Telecom
6 Place d'Alleray                                6 Place d'Alleray
75505 Paris Cedex 15                             75505 Paris Cedex 15
France                                           France

Mr. Jacques BURILLON                             Mr. Gerard MOINE
General Secretary                                Public Affairs
France Telecom                                   France Telecom
6 Place d'Alleray                                6 Place d'Alleray
75505 Paris Cedex 15                             75505 Paris Cedex 15
France                                           France

Mr. Jacques CHAMPEAUX                            Mrs. Marie-Claude PEYRACHE
Large Business Division                          Corporate Communications
France Telecom                                   France Telecom
6 Place d'Alleray                                6 Place d'Alleray
75505 Paris Cedex 15                             75505 Paris Cedex 15
France                                           France

Mr. Jean-Jacques DAMLAMIAN                       Mr. Jean-Francois PONTAL
Development Division                             Residential Small Business Division
France Telecom                                   France Telecom
6 Place d'Alleray                                6 Place d'Alleray
75505 Paris Cedex 15                             75505 Paris Cedex 15
France                                           France

Mr. Pierre DAUVILLAIRE
Finance Division
France Telecom
6 Place d'Alleray
75505 Paris Cedex 15
France
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